EXHIBIT 99.1

MIRAMAR MINING CORPORATION
Supplementary Information, Page 1
Reconciliation with United States Generally Accepted Accounting Principles
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited)
Three month periods ended March 31, 2006 and 2005

Miramar Mining Corporation (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission. The interim consolidated financial statements of the Company as at March 31, 2006 and for the three month periods ended March 31, 2006 and 2005 have been prepared in accordance with Canadian GAAP for interim financial reporting. Such principles differ in certain respects from U.S. GAAP. For information on material differences between Canadian GAAP and U.S. GAAP, reference should be made to the Supplemental Information, “Reconciliation with United States Generally Accepted Accounting Principles” for the years ended December 31, 2005 and 2004 included in the Company’s Annual Report on Form 40-F and the “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” for the years ended December 31, 2005 and 2004 (the “U.S. GAAP Reconciliations”), which is included in this filing. A discussion of the material measurement differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statements are as follows:
(a)	Mining and mineral property assets:

U.S. GAAP requires that the carrying value of long-lived assets, such as property, plant and equipment, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have interpreted U.S. GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for U.S. GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, that have been incurred by the Company or its equity investees, for which commercially mineable revenues, as defined, do not exist. For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

During the period ended March 31, 2005, the Company sold a mineral property that was in the exploration stage. As a result, amounts previously written-off for U.S. GAAP purposes would be recorded as income in the consolidated statement of operations for the period ended March 31, 2005.

As a result of expensing exploration costs, the related future income tax liability recorded under Canadian GAAP is reversed for U.S. GAAP.

(b)	Flow-through equity financing:

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credits renounced to the investors, in accordance with Canadian GAAP.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 2
Reconciliation with United States Generally Accepted Accounting Principles
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited)
Three month periods ended March 31, 2006 and 2005

(b)	Flow-through equity financing (continued):

For U.S. GAAP, the amount received by the Company on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations over the period in which the Company incurs the qualified expenditures.

Also, notwithstanding there is no specific contractual restrictions or requirements to segregate the funds received for the flow-through shares, funds that are unexpended at the consolidated balance sheet dates are considered to be restricted funds and are not considered to be cash or cash equivalents under the SEC staff interpretation of U.S. GAAP. Such amounts would be required to be disclosed separately in a consolidated balance sheet prepared in accordance with U.S. GAAP.

(c)	Investments:

Under Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”), the Company’s portfolio investments and marketable securities would be classified as available-for-sale securities and carried at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings under U.S. GAAP and reported in a separate component of shareholders’ equity net of the related tax effect until realized.

For Canadian GAAP purposes, proceeds received related to the sale of mineral interests that are in the exploration or development stages are credited to the capitalized costs incurred. For U.S. GAAP purposes, such proceeds, attributable to the sale of available for sale securities, are recognized in the determination of income. In prior years, the securities were recorded at market value in the consolidated balance sheet and the unrealized gain on such securities was included in accumulated other comprehensive income in shareholders’ equity. As a result, the sale of the securities results in a release of the accumulated unrealized gain from accumulated other comprehensive income.

(d)	Exploration stage company:

Pursuant to U.S. GAAP, the Company would be considered an exploration stage company as the Company is devoting efforts to establishing or developing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in the consolidated financial statements.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 3
Reconciliation with United States Generally Accepted Accounting Principles
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited)
Three month periods ended March 31, 2006 and 2005

(e)	Inventory:

	March 31,	December 31,
	2006	2005

Gold and silver	$1,162	$1,162
Materials and supplies	3,857	3,620

	$5,019	$4,782

As described in the U.S. GAAP Reconciliations, there are certain recently issued U.S. accounting pronouncements that were not effective for the year ended December 31, 2005 but would have been effective for the three month period ended March 31, 2006 had the Company prepared its interim consolidated financial statements under U.S. GAAP. The Company is evaluating the impact of adopting the recently issued U.S. accounting pronouncements and has not yet quantified the effect.